December 13, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attn: Eduardo Aleman, Esq.

RE:	Ortec International, Inc. Amendment to Form SB-2 Filed November 26, 2007 File No. 333-146142
Gentlepersons:

Selling Stockholders, page 37

This will refer to the comments in your letter dated December 6, 2007 and my telephone conversation with your Mr. Aleman about your comment No. 3.

The purpose of this letter is to ascertain, before we file Amendment no. 2, that by limiting the number of shares of Ortec’s common stock offered for sale by each selling stockholder to 10% of the number of the outstanding shares of Ortec’s common stock held by non-affiliates, that the registered offering may be made on a shelf basis pursuant to Rule 415(a)(1)(i).

The following is our response to each of your comments.

1.	Given your response to prior comment 1 and our letter to you dated October 12, 2007, please tell us why Lonza is not named in the Selling Stockholder table.

Response

The 548,034 shares offered for sale by Lonza were listed in the Selling Stockholders table at page 38 as being offered by Cambrex Bio Science Walkersville, Inc. Although the transaction was originally made by Ortec with Cambrex, subsequently Lonza purchased all of Cambrex’s assets, including the shares of Ortec common stock owned by Cambrex and the warrants to purchase additional shares of Ortec common stock.

U.S. Securities & Exchange Commission
December 13, 2007

2.	Please identify the individuals who beneficially owned the shares held in the name of the entities mentioned in the table.

Response

Since there are a considerable number of persons and entities on the Selling Stockholders table, made up overwhelmingly of investors in Ortec’s private placements over the past five years, Ortec’s management does not know, except for a few cases, the identity of the “individuals who beneficially owned” whatever assets (including the Ortec securities) those entities owned. Ortec assumes that the individuals listed (including IRA accounts and what appear to be family trusts and family partnerships) beneficially own the Ortec securities listed for sale by them. As to “entities” on the list (I count each of the group of funds having the same first names (there are 5 groups: Firebird, Pequot, Pro-Med, Visium and Whalehaven) as a single entity) there are a total of 71, of which Ortec’s management is familiar with eight.

Burnham Hill Partners and Cipher '06 - see footnote 18 to the Selling Stockholders table.

Dankaria BV - see footnote 19 to the Selling Stockholders table.

Elite Financial Communications Group - provided services to Ortec.

H.B.L. Hadasit Bio Holdings - see footnote 17 to the Selling Stockholders table.

Paul Royalty Fund - see page 37 of the prospectus and descriptions of its relationship with Ortec described in Ortec’s 8-K report filed June 22, 2007 and June 25, 2007 and reported in many of Ortec’s periodic filings and past registration statements.

U.S. Securities & Exchange Commission
December 13, 2007

Quality ReSolve - supplied services to Ortec.

Rodman & Renshaw - placement agent in Ortec’s April 2006 private placement of Ortec’s equity securities.

As to the other “entities” we consider each of the five groups identified above, as a single entity because each of them has the same first name.

With respect to the other 58 “entities” on the Selling Stockholders table Ortec has no knowledge that any of them, or any of the other Selling Stockholders, control, are controlled by or under common control with, any of the other Selling Stockholders. You can understand, however, that these entities, and particularly the private investment funds, will not reveal the names of the persons who invested in them.

3.
Given the size of the offering by many of your selling security holders relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, we are unable to agree that those transactions are appropriately characterized as transactions eligible to be made on a shelf basis under Rule 415(a)(1)(i). Therefore, since you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4), you should file the registration statement after the conversion of the outstanding securities using a form that you can use to register a primary offering, identify the selling security holders as underwriters in that registration statement, and include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

Response

In Amendment no. 2 the shares of Ortec’s common stock registered as offered for sale by any single Selling Stockholder will be limited to no more than 10% of the total shares of Ortec’s common stock outstanding held by non-affiliates. Where there is common control of listed entities or persons (such as the five different families of private investment funds), the Selling Stockholders under common control will be treated as a single entity for the purpose of such 10% limitation.

U.S. Securities & Exchange Commission
December 13, 2007

We will call you shortly after your receipt of this letter to make certain that when the Company files Amendment no. 2 the shares offered for sale by each Selling Stockholder that amounts to no more than 10% of Ortec’s outstanding common stock held by non-affiliates, will constitute transactions eligible to be made on a shelf basis under Rule 415(a)(1)(i).

We thank you in advance for your cooperation.

Yours very truly,

/s/Gabriel Kaszovitz
Gabriel Kaszovitz

GK/pd